CONSENT OF QUALIFIED PERSON

I, Peter Mollison, consent to the public filing by Pan American Silver Corp. of the technical report titled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of December 18, 2023.

Dated January 31, 2024.

/s/ "Peter Mollison"
Peter Mollison, P.Eng.